UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]


SEC MAIL
RECEIVED
PROCESSING
AUG 2 2 2003
WASH. D.C.
152
SECTION

(1) International Datashare Corporation 5-79176
(2) Divestco.Com Inc. 5-79177
(3) 1059778 Alberta Ltd 5-79178
(Name of Subject Companies)

PROCESSED
AUG 25 2003
THOMSON FINANCIAL

Alberta, Canada
(Jurisdiction of Subject Companies' Incorporation or Organization)

(1) International Datashare Corporation
(2) Divestco.Com Inc.
(3) 1059778 Alberta Ltd.
(Name of Person(s) Furnishing Form)


03025034

Common Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable)

(1) Christopher J. Barry
Christopher Doerksen
Dorsey & Whitney LLP
1420 Fifth Avenue, Suite 3400
Seattle, WA 98101
(206) 903-8800

(2)(3) Stephen Popadynetz
Divestco.com Inc.
Suite 500, 707 – 7th Avenue S.W.,
Calgary, Alberta T2P 3H6
(403) 237-9170

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Companies)

August 22, 2003
(Date Tender Offer/Rights Offering Commenced)

Exhibit Index on Page 290